Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Mail: P.O. Box 8888
Camp Hill, PA 17001-8888 USA

Telephone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

October 3, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Timothy A. Geishecker, Senior Counsel

Re:	Harsco Corp.
Definitive 14A
Filed on March 20, 2007
File Number 001-03970

Dear Mr. Geishecker:

Harsco Corporation (the “Company”) received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 (the “Comment Letter”) with respect to its definitive proxy statement, filed March 20, 2007.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter by October 26, 2007 or tell the Commission by that time when the Company will provide a response.  The Company will soon start the process of closing its books for the quarter ended September 30, 2007 and will also be preparing its quarterly report on Form 10-Q for the quarter.  Additionally, the Company wants to allow the members of the compensation committee of the board of directors to have sufficient time to review the Company’s response.  Accordingly, the Company will be unable to respond by October 26, 2007, but anticipates responding by November 26, 2007.  This additional time will enable the Company to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (717) 763-7064.

Very truly yours,

/s/ Mark E. Kimmel

Mark E. Kimmel
General Counsel and
   Corporate Secretary